Extraordinary Report

August 7, 2014

(TRANSLATION)

ADVANTEST CORPORATION

Note for readers of this English translation
On August 7, 2014, ADVANTEST CORPORATION (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the resolutions adopted for the change in representative director at the board of directors meeting on August 7, 2014.  This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report
Given that resolutions were adopted for the change in representative director at the board of directors meeting of ADVANTEST CORPORATION (the “Company”) held on August 7, 2014, the Company submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters reported
The newly appointed representative director’s name, date of birth, title, date of change and number of the Company’s shares owned:
Name (Date of Birth)	New Title	Former Title	Date of Change	Number of the Company’s Shares Owned
Shinichiro Kuroe (March 30, 1959)	Representative Director, President & CEO	Director, Corporate Vice President	August 7, 2014	3,728

The newly appointed representative director’s brief personal history
April 1981	Joined Advantest Corporation
June 2005	Executive Officer
June 2009	Director, Managing Executive Officer
June 2013	Director, Corporate Vice President
August 2014	Representative Director, President & CEO (present position)